UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of: February 2017 (Report No. 5)

Commission file number: 001-37846

CELLECT BIOTECHNOLOGY LTD.

(Translation of registrant's name into English)

23 Hata’as Street

Kfar Saba, Israel 44425

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7): ☐

This Report of Foreign Private Issuer on Form 6-K of the Registrant consists of the press release issued by the Registrant on February 21, 2017, announcing final results from its clinical trial of its stem cell technology ApoGraft™ in healthy donors, which is attached hereto as Exhibit 99.1.

The first three paragraphs and “Forward Looking Statements” of the press release attached to this Form 6-K of the Registrant are incorporated by reference into the registration statement on Form S-8 (Registration No. 333-214817) of the Registrant, filed with the Securities and Exchange Commission, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibit No.

99.1	Press Release issued by Cellect Biotechnology Ltd. on February 21, 2017, announcing final results from its clinical trial of its stem cell technology ApoGraft™ in healthy donors.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Cellect Biotechnology Ltd. (Registrant) By /s/ Eyal Leibovitz
Name: Eyal Leibovitz Chief Financial Officer

Date: February 21, 2017